January 5, 2007

Petie Parnell Maguire
President
Good Earth Land Sales Company
200 Central Avenue, Suite 2200
St. Petersburg, Florida 33701

Re: Good Earth Land Sales Company
Form SB-2
Filed on December 8, 2006
File No. 333-139220

Dear Ms. Maguire:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. You should not include such graphics and pictorial representations in any preliminary prospectus distributed to prospective investors prior to our review.

2.   We note your use of the term "the Company" throughout the prospectus. Since this term is vague and abstract, please revise to use your actual company name or a shortened version of it throughout your document.

3. It appears that the registration statement covers the resale of 100% of your outstanding securities, 75% of which are being sold by your President, Ms. Maguire. Your offering, therefore, appears to be an "at the market" primary offering of equity securities by or on behalf of the registrant under Rule 415(a)(4) of Regulation C. Because you do not qualify to conduct a primary offering "at the market," please revise the terms of your offering to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering and continue to identify the selling shareholders as underwriters. Revise your disclosure throughout the prospectus accordingly.

Summary, page 5

4. Please reconcile your statement that you have sufficient funds to support your current operations indefinitely with the disclosure on page 20 that you recognize that additional capital will be required during the next twelve months and your disclosure on page 21 that if financing is not available you may be unable to commence, continue, develop or expand.

Risk Factors, page 7

5. In the first paragraph, you state that "[i]n addition to the other information regarding Good Earth Land Sales Company contained in this prospectus, you should consider many important factors in determining whether to purchase the shares being offered." Please revise to disclose the "many important factors" an investor should consider.

6. Mitigating statements are not appropriate in the risk factor discussion. Please revise your risk factors to remove all mitigating language. For example, but without limitation, we note under the subheading Because our officers and directors do not have formal training… you state "[o]ur President and Director is a Florida licensed real estate broker, license number BK3037591 and has considerable experience consulting large developers, managing properties up to 202,000 square feet in size, and managing tenants."

We are dependent on the continued services of our key fulltime…, page 7

7. We note on page 24 that you do not have an employment agreement with Ms. Maguire. Please revise this risk factor to note this fact.

<u>Because the probability of our developing a large client base is remote…, page7</u>

8.   Please revise to clarify the nature of this risk.

<u>Even if our expansion is successful…, page 8</u>

9.   Please consolidate this risk factor with the risk factor titled <u>Because our officers and directors do not have formal training or experience in starting…</u>, as they contain repetitive disclosure.

<u>We anticipate the need to sell additional authorized shares in the future…, page 10</u>

10.   Please revise to note the risk that the price of your outstanding common stock may decrease if you sell additional shares.

<u>Selling Security Holders, page 11</u>

11.   We note in the Selling Security Holders table that for all selling shareholders the amount of common stock beneficially owned prior to the offering is the same as the amount of common stock that will be beneficially owned following the offering. Please advise us as to the reason for this. Also, please revise the Selling Security Holders table to note the percentage of common stock to be owned by security holders following the offering.

12.   Please revise to define footnote (1).

<u>Plan of Distribution, page 13</u>

13.   Please revise your reference to the Act under which the selling security holders are deemed to be underwriters to reference the Securities Act of 1933.

<u>Background of officers and Directors, page 14</u>

14.   Please revise to note the nature of all the businesses at which your officers and directors previously worked. For instance, but without limitation, please note the nature of Irish Mag, Inc.'s business.

<u>Business Description, page 17</u>

15.   Please consider disclosing the address of your website in this section. Refer to Item 101(c) of Regulation SB-2.

Business Development, page 17

16.   You state that "[w]e put $1,000 in initial seed capital in the company after our incorporation." Please revise to identify the person or entity that contributed $1,000 in initial seed capital.

17.   Please describe the activities from which you have generated revenues to date. This disclosure should include, but not be limited to, the percentage of your overall revenues generated by each activity.

18.   Please revise to note the number of properties in which you have been involved since your inception and to note the different stages of those properties.

Acquisition of Land, page 17

19.   Please revise to note whether you will purchase the property or whether the properties will be purchased by a third party.

Management's Discussion and Analysis or Plan of Operation, page 20

20.   In the penultimate paragraph on page 20, you state that you have a commitment from your directors to advance you funds during the next twelve months. Please revise to note whether this agreement is written or oral. If it is written, please provide a copy of the agreement as an Exhibit. Also, please revise to provide a further description of the agreement. For instance, but without limitation, please revise to note whether there is a minimum or maximum amount that the directors will advance to you under the agreement.

Operating History; Need for Additional Capital, page 21

21.   Please revise to note your cash balance as of the most recent practicable date.

22.   Please revise to disclose how you will pay for the roughly $39,000 in issuance expenses noted on page 47.

23.   Please revise to more fully describe your anticipated expansion, the estimated cost of your expansion plan and the cost of each step that you will take to implement such plan. Also, please disclose all material commitments for capital expenditures that you have entered into regarding the estimated cost of your expansion.

Results of Operations- Nine months ended September 30, 2006, page 21

24.   Please revise to note the dollar and percentage change in your revenues as compared to the nine months ended September 30, 2005.

25.   Please revise to include a discussion of your expenses from the nine months ended September 30, 2005 to September 30, 2006.

26.   You state that you believe your revenues by December 31, 2006 will continue to grow while you maintain your expenses at 83% of revenue. Please revise to note your basis for these projections. Refer to Item 10 of Regulation S-B.

Competitive Factors, page 24

27.   Please revise to disclose your competitive position and methods of competition for all aspects of your business. Refer to Item 101(b)(4) of Regulation S-B.

Executive Compensation, page 25

28.   On page 23, you state that Ms. Maguire is your only paid employee and that she is paid on an irregular basis. In this section, you do not list any compensation that was received by Ms. Maguire. Please reconcile these disclosures.

Financial Statements for the Quarter Ended September 30, 2006

Statement of Changes in Stockholders' Equity, page 32

29.   Reference is being made to page 5. We note on October 31, 2006 the company authorized a 20:1 forward stock split. Please revise your financial statements to reflect the stock split retroactively as of the earliest period. In this regard your opening balances in the Statement of Changes in Stockholder's Equity for each period presented should already be adjusted to include the stock split and any subsequent issuances of common stock should have been restated to give effect to the stock split.

Revenue Recognition, page 34

30.   Currently you characterize your company as being in the business of real estate sales. Given that your revenues appear to be derived from consulting services provided in connection with real estate transactions rather than actual sales of property, please consider expanding your disclosure to clarify all aspects in which you earn revenue. In addition, expand your revenue recognition policy as appropriate to summarize the nature and terms of your consulting arrangements.

Audited Financial Statements

31.   In the interest of enhancing the usefulness of your financial statements, please tell us what consideration was given to providing the audited financial statements for fiscal years 2004 and 2005 on a comparative basis instead of including a separate set of audited financial statements each respective period. Reference is made to Chapter 2 of ARB 43.

Recent Sales of Unregistered Securities, page 47

32.   We note you are relying on the exemption from registration pursuant to Section 4(2) of the Securities Act of 1933. Please revise your disclosure to note whether the investors in your common stock were sophisticated investors.

33.   Please revise this section to include the issuance of your shares to Ms. Maguire.

Undertakings, page 49

34.   Please revise to include the undertaking required by Item 512(g) of Regulation S-B.

Exhibits

35.   Please file a copy of your Specimen Stock Certificate as an Exhibit.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittendon, Accountant, at (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

cc: Diane Harrison, Esq.